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                                                                    EXHIBIT 99.2

August 12, 1999

Drusie Demopoulos
Foundry Networks, Inc.
680 W. Maude Avenue, Suite 3
Sunnyvale, CA 94086

Reference:     Approval to Use Dell'Oro Group Information
               and Dell'Oro Group Disclaimer

Dear Ms. Demopoulos:

Per our discussion with Mr. Eisenberg, you have approval to use the following information as stated below (in bold) showing Dell'Oro Group's estimated market for Gigabit Ethernet Layer 3 LAN switches in 1998, the projected market for the same in 2002, and the market share of Ethernet technology with respect to the market for LAN transmission technology in 1998.

From the Foundry Networks, Inc. Registration Statement on Form S-1, section entitled "Prospectus Summary - Our Business":

     "Dell'Oro Group, an independent networking industry research and consulting firm, estimates in a March 1999 report that the Layer 3 LAN switching market totaled $637 million in 1998 and is expected to increase $3.9 billion in 2002."

From the section entitled "Business - Industry Background - Evolution of Network Solutions":

     "Ethernet, with Gigabit Ethernet as the most recent evolution of Ethernet technology, is the dominant LAN transmission technology with over 95% market share (in terms of port shipments) in 1998 and total shipments of more than 350 million ports from 1991 to 1998, according to the independent research firm, Dell'Oro Group."

From the section entitled "Business - Industry Background - Next Generation Needs and Solutions":

     "Dell'Oro Group estimates in a March 1999 report that the Layer 3 LAN switching market totaled $637 million in 1998 and is expected to increase to $3.9 billion in 2002."



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Drusie Demopoulos
August 12, 1999
Page 2

Drusie, please be aware that our reports and forecasts are based on information from many sources, some of which may prove unreliable. In addition, our reports and forecasts are based on a significant amount of judgment and estimates of what the future may look like. Often, these estimates change materially as we produce new reports and forecasts. Therefore, we apply the following disclaimer to our work. This disclaimer also applies to the statements listed above.

     The report on these pages is not a complete analysis regarding any company, industry, or security. Information, equipment categorizations and groupings, opinions, forward-looking statements, etc., expressed herein reflect the judgment of the authors and are subject to change without notice. Actual events occurring in the past, present, or future may differ materially from that indicated in this report. The Dell'Oro Group pursues information with due diligence from sources considered reliable. However, the information contained in this report is not guaranteed to be accurate, complete, or reliable. Information contained in this report includes estimates, and Dell'Oro Group does not guarantee the accuracy of these estimates. THERE ARE NO WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. IN NO EVENT SHALL THE DELL'ORO GROUP BE LIABLE FOR ANY LOST REVENUES, DATA OR PROFITS, OR OTHER SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES WITH RESPECT TO THE SOFTWARE, RELATED MATERIALS OR SUPPORT SERVICES, EVEN IF THE DELL'ORO GROUP HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. Furthermore, information presented in this report supersedes all information the Dell'Oro Group presented in earlier reports. Information available on the Dell'Oro Group web site (www.delloro.com) represents preliminary information and is subject to
      ---------------
     change without notice.

Please let me know if we can be of any further assistance to your group at this time. We wish you best of luck with your IPO.

Sincerely,

/s/ Tobb Dell'Oro

Tobb Dell'Oro
Principal